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                             August 7, 2023

       Thomas Ao
       Chief Financial Officer
       Nocturne Acquisition Corp
       P.O. Box 25739
       Santa Ana, CA 92799

                                                        Re: Nocturne
Acquisition Corp
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed May 26, 2023
                                                            File No. 001-40259

       Dear Thomas Ao:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Exhibits 31.1 and 31.2, page 35

   1. We note the language in the certifications filed do not conform exactly to the language set forth in Item
601(b)(31)(i) of Regulation S-K. Specifically, we note the exclusion of internal control over
financial reporting language within paragraph 4(b). Please amend your periodic reports
to revise your certifications to conform exactly to the language set forth in Item
601(b)(31)(i) of Regulation S-K. Please also refer to Regulation S-K C&DI
                                                        246.13.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact Jeffrey Lewis at (202) 551-6216 or Kristi Marrone at (202) 551-3429
       with any questions.
 Thomas Ao
Nocturne Acquisition Corp
August 7, 2023
Page 2




FirstName LastNameThomas Ao              Sincerely,
Comapany NameNocturne Acquisition Corp
                                         Division of Corporation Finance
August 7, 2023 Page 2                    Office of Real Estate & Construction
FirstName LastName